UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at October 14, 2009

TASEKO MINES LIMITED
  300-905 West Pender St .
Vancouver BC
Canada V6C 1L6
Tel 778-373-4533
Fax 778-373-4534
Toll Free 1 800 667 - 2114
www.tasekomines.com

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F.....X....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: October 19, 2009

Print the name and title of the signing officer under his signature.

  300-905 West Pender St.
Vancouver BC
Canada V6C 1L6
Tel 778-373-4533
Fax 778-373-4534
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO UPDATES PROSPERITY ENVIRONMENTAL ASSESSMENT STATUS

October 14, 2009, Vancouver, BC - Taseko Mine Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") wishes to provide an update on the Provincial and Federal Governments' Environmental Assessment review processes of Taseko's wholly-owned Prosperity Gold-Copper project.

The provincial process, conducted by the Environmental Assessment Office, is nearing the final phase of its work. As of today, 54 days remain in the 180-day legislated review period, meaning that by December 7, 2009 the Environmental Assessment Office will refer the application to the Minister of Environment and Minister of Energy, Mines and Petroleum Resources for a decision. The Ministers will then have 45 days to render their final decision on the project. Barring any unforeseen process delays, we expect a decision by the Government of British Columbia on or before January 20, 2010. A provincial Environmental Assessment Certificate will be an important milestone as it is the provincial government which is responsible for mine development in British Columbia.

The federal process, conducted by a 3-person Panel operating under defined Terms of Reference are required to complete their work in a timely and efficient manner. The dates of the public Panel hearings have not yet been set. The earliest the hearings could commence is mid-January and the Terms of Reference commits the Panel to make best efforts to conclude those public hearings within a 30-day period. Following conclusion of the hearings, the Panel will submit their findings to the Federal Minister of Environment for a decision.

Russell Hallbauer, President and CEO of Taseko commented, "The Environmental Assessment process is a time-consuming and expensive undertaking and one that has taken governments longer to advance than anticipated. Great care is being exercised to ensure delivery of a completely thorough examination, one which is fully transparent.

Receiving provincial approvals will allow certain aspects of the mine development to move forward while the federal process continues."

Mr. Hallbauer continued, "Once the panel delivers its report to the federal government we anticipate that the applicable ministries will work diligently towards an expeditious delivery of the project through the remaining regulatory process. As a company, we are very confident in the work presented in our Environmental Assessment Report and fully expect a favourable outcome from both governments."

The Prosperity Project, located in south-central British Columbia, is one of the largest undeveloped gold-copper deposits in Canada with 1.0 billion tonnes of measured and indicated resources containing 13.3 million ounces of gold and 5.3 billion pounds of copper. Average annual production over the 20-year mine life is estimated to be 247,000 ounces of gold and 108 million pounds of copper. [1]

For further information on Taseko, please see the Company's website www.tasekomines.com or contact: Brian Bergot, Investor Relations -- 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, the ability to obtain and maintain required permits, including environmental, construction and mining permits and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.

[1] For mineral resources results see January 11, 2007 news release; for feasibility study results see September 24, 2007 news release.